UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED FORM 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

PRIME EQUIPMENT, INC.

(Name of Small Business Issuer in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

88-0412653

(I.R.S. employer identification number)

Suite 200-8275 South Eastern Avenue

Las Vegas, Nevada 89123

(Address of principal executive offices) (Zip Code)

Tel. (702) 990 8387 Fax (702) 990 8681

Issuer's Telephone Number

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered: n/a

Name of exchange on which each class is to be registered: n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Prime Equipment, Inc. (the "Company") is a Nevada company formed under the laws of the State of Nevada on December 18, 1998, originally to engage in the construction equipment and telecommunication equipment rental & sales business. Since its inception, the company has been establishing itself in the industry. The Company has sold equity shares to raise capital, planned and arranged for management, and has commenced corporate strategic planning regarding potential viable operations. The Company currently operates out of Suite 200-8275 South Eastern Avenue Las Vegas NV 89123. The Company is a development stage company, which does not currently have supply contracts and, therefore, does not have revenues from operations for the last two fiscal years.

Business of Issuer

The Company is engaged in the import and distribution of telecommunications equipment. It has signed a contract with DATICO S.P.A. (www.datico.it) of Italy for the exclusive right to import and distribute their manufactured telecommunications equipment to Internet Service Providers and end users in the North America. DATICO has extended the terms of the exclusive agreement to allow additional time for completion of the tests on the software for the Company's products. DATICO has provided that the minimum sales requirements will begin as soon as the software testing is complete, and the modem is approved for sale in North America.

The first product is a high-speed modem for DSL Internet connection, which allows the subscriber to surf at a speed of 1.5Mb to 4Mb. The Company is also looking at equipment for wireless internet, which would fill a market need in remote areas were DSL is not available.

With the implementation of broadband (fiber-optics) more and more services will be available on the internet. Looking to the future of the company, it is clear that the market will be the telecommunications equipment, to be utilized by end-users, carriers, ISP, TV and cable companies. High-speed ADSL modems will be in greater demand, as the speed will be crucial in determining future use. The Company will benefit from our association with DATICO Spa whom, as a distributor for NOKIA products, as well as, manufacturing their own modems, can also use the latest technology from NOKIA to be implemented into their equipment.

The focus will be to use DATICO's know-how to install private network into office building, hotels, banks etc., an integrated installed private network to provide broad-band connection to all tenants, with substantial saving over having to supply them individually (Appendix II).

Another product the Company is considering is Voice Over IP Telephone Sets that will change the way phones are used in the near future. Contact have be made with Circa Telecom (www.circa.ca) for distribution in Italy of Circa's telephone sets through DATICO. Prime will be the exporter of this product to Italy.

Management continues to search for new equipment to be added to its current product list, which we believe will increase yearly.

The Company's products will be marketed over the Internet, through its web site www.primeequipmentinc.com. Management of the Company believes that there is a high demand for these types of products due to rapid increase demand for high speed internet service and specifically DSL connection.

The Company leases suitable office space in Las Vegas, Nevada to sell the products over the Internet. A copy of the lease is attached. The lease runs on a month-to-month basis until canceled by Prime.

Marketing

The Company intends to rely on the internet, trade shows to implement the Company's marketing objectives. The company also intends to utilize traditional distribution channels in each State, direct e-mail and Internet Service Providers to expand its contacts and client base. The Company has established a website at www.primeequipmentinc.com.

The Company does not anticipate being dependent on one or a few major customers. The Company intends to supply DSL and telecom equipment through the use of a web site. Also, management of the Company expects that the posting of the web page on various search engines on the Internet will attract end user customers. However, there is no guarantee that the Company's web site will promote the growth of the Company. As of the date of this submission, the Company's President, Giovanni Iachelli, works full time for the Company, with the support of the secretary, Piero Dante Guglielmi and director Alex Martyiank.

Other than development of its website, the Company has no intellectual property rights.

The Company has no intellectual property rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to obtain medical supply contracts and the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur. The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

PLAN OF OPERATION

The Company plans to engage in the sale of telecommunications equipment. Additional funding through private placement will be necessary to enable the Company to lease a suitable office warehouse facility in Las Vegas and to enable the Company to complete its Web Page and to secure contracts with suppliers and users.

The Company plans on development of its web site sales by marketing through the use of mailers to potential customers, inviting them to visit the web site, learn about the Company's products, and purchase its products. The Company expects to contract with independent sales persons to assist in its marketing and sales efforts.

Because the Company's products involve adapting the modems to meet the needs of individual customers, by switching chips in the modems that will be compatible with each customer's business, its expects to receive advance payments for larger orders. The suppliers of the Company can produce between 250 and 2,500 modems per week, depending on the modem ordered. The Company expects to be able to deliver specialized modems to customers within 10-15 days of the order placed and the deposit received. Because of this arrangement, the Company does not need to make large capital outlays for inventory to supply orders. The software that powers the Company's modems has been under testing for the past several months. The results of the tests have allowed for the Company to undertake further licensing necessary to sell their equipment.

The Company intends to raise adequate funds from interested local parties to provide adequate working capital of up to $2,250,000 for the next 12 months. This will be used to develop Internet business, pay professionals and for advertising in the Yellow Pages and media and purchase the telecommunications equipment. No further product research or development is considered necessary; no plant is required, but the Company expects to add employees over the next 12 months as additional orders increase. The Company expects to begin the process of raising adequate funding as soon as its potential customers and consultants complete the testing of the software for its modems.

If the Company determines that the software it is testing for equipment (modems) that it intends to sell can not be modified for the North American market, Prime intends to seek out other similar equipment for possible distribution. There is no assurance that other similar equipment can be located to substitute for the DATICO modem, but the Company believes that with its background in testing and developing markets for modems, it will be able to market such other equipment, even if such equipment is not equal or superior to the DATICO modem.

Revenue

The Company has not received revenues from operations during the two-year period preceding the filing of this form. The Company has not yet achieved any revenue from operations to date. Since the Company is still in the development stage, its expenses were nominal.

Liquidity

The Company will have to raise additional capital in the next twelve months. As of December 31, 1998, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon loans from management, proceeds from the sale of the Company's common and/or preferred stock through one or more private placements and future cash flow from operations. Since the Company is in its development stage and has not entered into any contracts or otherwise engaged in any activity that would generate revenue at this time, the Company does not currently have the revenue necessary to fund future operations of the Company. The Company has received a letter of intent to purchase the Company's products in the near future. That's potential customer has completed its testing of the product and its software, and has indicated its willingness to purchase the Company's product. A copy of the customer's letter is attached as an Exhibit. The Company has received a line of credit from its President for $100,000, and from an outside investor for $100,000 to assist the Company if cash flow from sales is insufficient to meet costs. Copies of the agreements providing for the lines of credit are attached as an Exhibit. If the Company is unable to obtain adequate funds from loans, the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone the planned business of the Company or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using cash flow for internal growth.

The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services and satisfy indebtedness utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

The plan of the Company is to raise more financing through loans and the sale of the Company's common and preferred stock to enable the Company to purchase equipment, hire employees and execute additional contracts with equipment manufacturers. An overall budget of $2,250,000 for the first year should achieve the Company's goals.

Potential Uncertainties

As the Company expects eventually to obtain equipment from overseas manufacturers and such expenditures are generated in foreign currencies, fluctuations in the value of currencies relative to the United States dollar could adversely affect the Company's profitability. Royalty payments, if any, paid by the Company relating to foreign licensing arrangements would be converted to U.S. dollars based on the exchange rate at the time of payment.

Year 2000 Compliance

BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather then 2000.

ASSESSMENT. All of the Company's equipment (small office electronics, computers, printers and copiers), as well as equipment it intends to sell are 100% Y2K compliant and fully functional at this time. Therefore, management does not anticipate any negative impact of the continuation of the Year 2000.

ITEM 3. DESCRIPTION OF PROPERTY

The Company's principal executive and administrative offices are located in Nevada at Suite 200-8275 South Eastern Avenue, Las Vegas, Nevada, 89123, in which it shares leased premises under a month-to-month agreement with an executive office center. The Company intends to stay at this premise until it gets economically viable or until the Company has made other plans or found suitable space. The Company rents on a per month basis, a shared office for economic reasons until the Company has adequate financing to develop its business. A copy of the lease is attached as an Exhibit. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of November 1, 2000, Giovanni Iachelli owned 25,000 shares of common stock, which was received as compensation for services performed to date. No other officer or member of the Board of Directors owns any securities or the right to acquire any securities of the Company. Further, as of November 1, 2000, management of the Company is not aware of any person or group who owns 5% or more of the securities of the Company. However, it is anticipated that from time to time the Company will issue shares of stock to management or directors for se4rvices rendered, although there are no specific agreements at this time.

Changes In Control

The Company has none that might result in a change in control of the Company. Company's management is expected to remain in their respective positions indefinitely. There are no agreements or understandings, verbal or written, in which any of the Company's management has or will agree to resign at the request of another person, nor are any of the officers or directors acting at the direction of another person. However, in the future the Company may consider strategic alliances with other companies that might provide additional products that would be sold by the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the directors and executive officers of the Company, their ages, and all positions held with the Company.
Name	Age	Position(s)

Giovanni Iachelli	53	President, Director
Alex Martyniak	36	Director
Piero Dante Guglielmi	35	Secretary

Mr. Giovanni Iachelli has been the President and Director of the Company since January 1st 2000. Mr. Iachelli is a civil engineer and has been involved in huge construction contracts in the Middle East and telecommunications both in Europe and North America. From 1998-1999, he was the Merger and Acquisition Manager, Italian Market for Primus Telecom Corp UK, in London. From 1995 to 1998, he was President of North American Telephone Company in Vancouver. Mr. Iachelli held the position of Development Manager for Italian Market for UGN, Inc. in Carlson, CA from 1990 to 1995. From 1980 to 1990, he was Vice President of Export & Marketing in the Food & Wine sector of EAGLE SAS in Vancouver.

Mr. Alex Martyniak attended the University of Mining and Metallurgy in Kracow, Poland, from 1984 until 1987. He attended the British Columbia Institute of Technology from 1992 until 1993. He received a diploma in International Business from Langara College in Vancouver, British Columbia in 1998. Between 1984 and 1990, he was involved in various businesses in Poland and Italy, including Fiat, Fenici Import Export Company and Stecaro. Between 1990 and the present he has been involved in various businesses in Vancouver, British Columbia, including Industry Canada and the Italian Chamber of Commerce, acting for the latter as Commercial Attache.

Mr. Piero Dante Guglielmi received training in international marketing from Simon Fraser University in Vancouver, British Columbia. Between 1989 and 1996, he was in charge of research and development, as well as, corporate filing for North American Fire Guardian Technology, Inc. From 1996 until the present, he has been in charge of technical marketing and a director of North American Fire Guardian Technology, Inc.

Currently there are no agreements or understanding for any officer or director to resign at the request of another person and that none of the officers or directors are acting on behalf of or will act at the direction of any other person.

ITEM 6. EXECUTIVE COMPENSATION

There has been no executive compensation in any form to date with the exception of the issuance of 25,000 shares to Giovanni Iachelli for services rendered to date. It is anticipated that the officers and directors will receive compensation as sales of equipment are completed, including salaries and stock compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 1, 2000, Mr. Giovanni Iachelli received 25,000 for services rendered to date. With the exception of the shares issued to Mr. Iachelli, there have been no other material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities (of which there are none) is involved.

The Company has no promoters other than its officers and directors. There have been no transactions which have benefitted or will benefit its officers and directors either directly or indirectly, except for the issuance of stock to Giovanni Iachelli for services rendered.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company has 50,000,000 authorized shares of Common Stock, $.001 par value per share, of which 4,046,000 shares were issued and outstanding as of November 11, 2000, and 24,000,000 shares of Preferred Stock, of which none have been issued. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, preemptive or sinking fund rights.

To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or bylaws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Company is voluntarily filing this Registration Statement on Form 10-SB to obtain listing on the OTC Bulletin Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 4,021,000 shares of common stock that were issued as follows: 100,000 shares of common stock for cash subject to Rule 144 in December 1998; 100,000 issued pursuant to Regulation D, Rule 504 on March 1999. On October 22, 1999, all of the existing shareholders surrendered their stock and the Company issued 4,000,000 shares of common stock to those shareholders, pursuant to a 20 for 1 forward split. No additional stock was sold at that time. On November 14, 1999 1,000 shares of restricted common stock was issued, and in December 17, 1999 20,000 shares on restricted common stock was issued, both pursuant to a Rule 504 private placements. The Company issued 25,000 shares of restricted common stock to Giovanni Iachelli on November 1, 2000, for services rendered.

Stockholders

There are 51 shareholders of record for the Company's common stock.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. The Company's sole officer and director is not an adverse party to the Company nor does he have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in accountants or disagreements on accounting and financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In December of 1998, the Company issued 100,000 shares of Common Stock for cash proceeds of $100 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. All of the investors were accredited investors, and all signed subscription agreements so attesting. In February of 1999, the Company issued 100,000 shares of Common Stock for cash proceeds of $10,000 pursuant to pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. All of the investors were accredited investors, and all signed subscription agreements so attesting.

On October 22, 1999, the Company approved a forward stock split of 20 shares for each existing share, creating 3,800,000 common shares.

On November 14, 1999, the Company issued 1,000 shares of Common Stock for cash proceeds of $1,000 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

On December 17, 1999, the Company issued 20,000 shares of Common Stock for cash proceeds of $20,000 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

All of the above issuance of securities were issued in reliance on Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for transactions not involving any public offering.

ITEM 5. INDEMNIFICATION 0F DIRECTORS AND OFFICERS

The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

PART F/S

Financial Statements

The following financial statements are filed in this Part F/S of this Form 10-SBA:

1. Audited Financial Statements for the year ended December 31, 2000

2. Audited Financial Statements for the year ended December 31, 1999.

3. Audited Financial Statements for the year ended December 31, 1998.

4. Interim Financial Statements for the period ended March 31, 2001.

4. Interim Financial Statements for the period ended June 30, 2001.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

FINANCIAL STATEMENTS

DECEMBER 31, 2000, AND DECEMBER 31, 1999

Page Number

INDEPENDENT ACCOUNTANT'S REPORT 1

FINANCIAL STATEMENT

Balance Sheets 2

Statements of Operations and Deficit

Accumulated During the Development Stage 3

Statements of Changes in Stockholders' Equity 4

Statement of Cash flows 5

Notes to the Financial Statements 6-7

David E. Coffey                         3651 Lindell Road, Suite I, Las Vegas, Nevada 89103

__________________________________________________________________________________

Certified Public Accountant

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

of Prime Equipment, Inc.

Las Vegas, Nevada

I have audited the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of December 31, 2000, and December 31, 1999, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 (date of inception) to December 31, 2000. These statements are the responsibility of Prime Equipment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment, Inc. as of December 31, 2000, and December 31, 1999, and the results of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 in conformity with generally accepted accounting principles.

David E. Coffey, C. P. A.

Las Vegas, Nevada

February 8, 2001

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

BALANCE SHEETS
	December 31,	December 31,
	2000	1999
	------------------	------------------
ASSETS
Cash	$3,604	$20,041
Notes receivable	10,000	10,000
Interest receivable	1,416	617
	------------------	------------------
Total Assets	$15,020	$30,658
	===========	===========

LIABILITIES & STOCKHOLDERS' EQUITY
Accounts payable	$27,554	$29,800
Note payable	25,000	0
Interest payable	1,298	0
Loans from stockholders	11,437	0
	------------------	------------------
Total Liabilities	65,289	29,800

Stockholders' Equity
Common stock, authorized 500,000,000
shares at $.001 par value, issued and
outstanding 4,046,000 shares and
4,021,000 shares, respectively, after
giving effect to a 20:1 stock split effective
October 22, 1999	4,046	4,021
Preferred stock, authorized 100,000,000
shares at $.001 par value, none issued
or outstanding	0	0
Additional paid-in capital Deficit accumulated during the	46,304	21,329

development stage	(100,619)	(24,492)
	------------------	------------------
Total Stockholders' Equity	(50,269)	858

Total Liabilities and Stockholders' Equity	$15,020	$30,658
	===========	===========
The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

( With Cumulative Figures From Inception )

	Three months ended Dec. 31,		Year ended December 31,		From Inception
	-----------------------------------------		-----------------------------------		Dec. 13, 1998, to
	2000	1999	2000		1999	Dec. 31, 2000
	--------------	----------------	---------------------		--------------	-----------------------
Income	$200	$200	$800		$617	$1,417

Expenses
Organizational expense	0	0	0	0	400
Consulting	25,000	23,250	50,000	23,650	73,650
Office expenses	890	0	890	59	949
Fees	450	0	887	0	887
Rent	1,495	0	1,495	0	1,495
Professional fees	12,141	1,000	16,960	1,000	17,960
Travel expenses	5,397	0	5,397	0	5,397
Interest expense	625	0	1,298	0	1,298
	----------------	----------------	------------	----------------	----------------------
Total expenses	45,998	24,250	76,927	24,709	102,036

Net income (loss)	(45,798)	(24,050)	(76,127)	(24,092)	$(100,619)
					=============
Retained earnings,
Beginning of period	(54,821)	(442)	(24,492)	(400)
	----------------	----------------	------------	---------------
Deficit accumulated during
The development stage	$(100,619)	$(24,492)	$(100,619)	$(24,492)
	==========	=========	=======	=========

Earnings (loss) per share
assuming dilution, after giving
effect to a 20 for 2 stock split
effective October 22, 1999
Net loss	$(0.01)	$(0.01)	$(0.02)	$(0.13)	$(0.03)
	==========	=========	=======	=========	=============
Weighted average shares
outstanding	4,037,667	4,007,333	4,025,170	185,167	3,772,960
	==========	=========	=======	=========	=============
The accompanying notes are an integral part of
these financial statements.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FROM DECEMBER 18, 1998, ( Date of Inception ) TO DECEMBER 31, 2000

	Common Stock		Additional	Deficit accumul-	Total
	Shares	Amount	Paid-in	ated during the
			Capital	development
				stage
	------------	------------	------------	-------------------	--------------
	$	$	$	$
Balance, December 18, 1998	----	----	----	----	----

Issuance of common stock for cash
December, 1998	100,000	100	0	0	100
Less net loss	0	0	0	(400)	(400)
	-------------	-------------	-------------	-------------------	-------------
Balance, December 31, 1998	100,000	100	0	(400)	(300)

Issuance of common stock for cash
March, 1999	100,000	100	9,900	0	10,000

Stock split 20 for 1
October 22, 1999	3,800,000	3,800	(3,800)	0	0

Issuance of common stock for cash
November, 1999	1,000	1	999	0	1,000

Issuance of common stock for cash
December, 1999	20,000	20	19,980	0	20,000

Less offering costs	0	0	(5,750)	0	(5,750)

Less net loss	0	0	0	(24,092)	(24,093)
	-------------	-------------	-------------	-------------------	-------------
Balance, December 31, 1999	4,021,000	4,021	21,329	(24,492)	857

Issuance of common stock for services	25,000	25	24,975	0	25,000

Net income (loss)	0	0	0	(76,127)	(76,126)
	-------------	-------------	-------------	-------------------	-------------
Balance, December 31, 2000	4,046,000	$4,046	$46,304	$(100,619)	$(50,269)
	========	=======	======	==========	=======
The accompanying notes are an integral part of these financial statements

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

STATEMENTS OF CASH FLOWS

( With Cumulative Figures From Inception )

Three months ended Dec. 31,			Year ended December 31,		From Inception,
------------------------------------------------------			------------------------------------------------		Dec. 18, 1998, to
2000		1999	2000	1999	Dec. 31, 2000
-----------------		---------------	---------------	------------	-----------------------
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net income or (loss)	$(45,799)	$(24,050)	$(76,126)	$(24,092)	$(100,619)
Non-cash items included in net loss	0	0	0	0	0
Adjustments to reconcile net loss to
cash used by operating activity
Note receivable	0	0	0	(10,000)	(10,000)
Interest receivable	(200)	(200)	(800)	(617)	(1,416)
Accounts payable increase	10,437	29,000	(2,246)	29,400	27,554
Loans from stockholders	9,937	0	11,437	0	11,437
	----------------	----------------	----------------	--------------	------------------
NET CASH PROVIDED BY
OPERATING ACTIVITIES	(25,625)	4,750	(67,735)	(5,309)	(73,044)
CASH FLOWS USED BY
INVESTING ACTIVITIES	0	0	0	0	0
	----------------	----------------	----------------	--------------	------------------
NET CASH USED BY
INVESTING ACTIVITIES	0	0	0	0	0
CASH FLOWS FROM FINANCING
ACTIVITIES
Note payable	0	0	25,000	0	25,000
Interest payable	625	0	1,298	0	1,298
Sale of common stock	0	3,821	0	3,921	4,021
Issue of common stock for services	25	0	25	0	25
Paid-in capital	24,975	17,179	24,975	27,079	52,054
Less offering costs	0	(5,750)	0	(5,750)	(5,750)
	----------------	----------------	----------------	--------------	------------------
NET CASH PROVIDED BY
FINANCING ACTIVITIES	25,625	15,250	51,298	25,250	76,648
	----------------	----------------	----------------	--------------	------------------
NET INCREASE IN CASH	0	20,000	(16,437)	19,941	$3,604
					===========
CASH AT BEGINNING OF PERIOD	3,604	41	20,041	100
	----------------	----------------	----------------	--------------
CASH AT END OF PERIOD	$3,604	$20,041	$3,604	$20,041
	=========	=========	=========	=======

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2000, AND DECEMBER 31, 1999

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on December 18, 1998, under

the laws of the State of Nevada. The business purpose of

the Company was then to start a chain of equipment rental services.

In October of 2000, the Company modified its business purpose to that of selling telecommunication equipment and services.

The Company will adopt accounting policies and procedures

based upon the nature of future transactions.

NOTE B SALE OF COMMON STOCK

In March of 1999, the Company completed the sale of 100,000

shares of its common stock at $.10 per share or $10,000,

1,000 shares of its common stock at $1.00 per share for $1,000 in

November of 1999 and 20,000 shares of its common stock at

$1.00 for $20,000 in December of 1999.

All of the above shares were issued pursuant to an exemption from registration requirements under Section 4 (2) of the Securities Act.

NOTE C NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

On October 28, 1999, the Company changed its name from

"Prime Equipment Corp." to "Prime Equipment, Inc." and

increased its authorized capital stock to 74,000,000 shares

of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares,

50,000,000 are common stock and 24,000,000 are preferred stock.

On July 20, 2000, the Board of Directors approved a resolution to increase the authorized number of common shares from 50,000,000 to 500,000,000 and increase the number of preferred shares from

24,000,000 to 100,000,000.

NOTE D STOCK SPLIT

On October 22, 1999, the Company approved a twenty to one

stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were

4,000,000 shares of common stock outstanding.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2000, AND DECEMBER 31, 1999

(continued)

NOTE E EARNINGS (LOSS) PER SHARE

Basic EPS is determined using net income divided by the

weighted average shares outstanding during the period.

Diluted EPS is computed by dividing net income by the

weighted average shares outstanding, assuming all dilutive

potential common shares were issued. Since the Company

has no common shares that are potentially issuable, such as

stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F NOTE PAYABLE

On May 23, 2000, the Company received $25,000 cash and issued its Note maturing April 30, 2001 with simple annual interest at the rate of 10% per annum. The note is unsecured.

NOTE G EXCHANGE OF COMMON STOCK FOR SERVICES

On November 1, 2000 the Company issued 25,000 shares of its

common stock in exchange for consulting services valued at

$25,000, or $1.00 per share.

NOTE H RELATED PARTY TRANSACTIONS

Effective October 1, 2000 the Board of Directors approved as necessary and reimbursable the travel expenses of two of its stockholders actively engaged in development of the Company.

NOTE I RENTAL AND OFFICE SERVICES AGREEMENT

Effective October 1, 2000 the Board of Directors approved monthly payments of $300 for rental of office space and reimbursement for actual office expenses incurred on behalf of the Company.

PRIME EQUIPMENT INC.

(FORMERLY PRIME EQUIPMENT CORP.)

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 1999

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

of Prime Equipment, Inc.

(Formerly Prime Equipment Corp.)

Las Vegas, Nevada

I have audited the accompanying balance sheets of Prime

Equipment, Inc. (a development stage company) as of December 31,

1999 and December 31, 1998 and the related statements of

operations, cash flows and changes in stockholders' equity for the period from December 18, 1998 (date of inception) to December

31, 1999. These financial statements are the responsibility of

Prime Equipment, Inc.'s management. My responsibility is to

express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted

auditing standards. Those standards require that I plan and

perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and

significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements

present fairly, in all material respects, the financial position of Prime Equipment, Inc. as of December 31, 1999 and the results of operations, cash flows and changes in stockholders' equity for the year then ended as well as the cumulative period from

December 18, 1998 conformity with generally accepted accounting principles.

/s/ DAVID COFFEY

David Coffey C.P.A.

Las Vegas, Nevada

January 6, 2000

(Page 1)

PRIME EQUIPMENT, INC.

(FORMERLY PRIME EQUIPMENT CORP.)

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	Dec. 31, 1999	Dec. 31, 1998
ASSETS
Cash.	$20,041	$100
Loan receivable.	$10,000	$0
Interest receivable.	$617	$0
Total Assets	$30,658	$100

LIABILITIES & STOCKHOLDERS' EQUITY
Accounts payable.	$29,800	$400
Total Liabilities	$29,800	$400

Stockholders' Equity
Common stock, authorized at $.001 par value, issued and outstanding 4,021,000 and 100,000 shares respectfully.	4,021	100
Additional paid-in capital.	$21,329	$0
Deficit accumulated during the development stage.	$(24,492)	$(400)
Total Stockholders' Equity	$858	$(300)

Total Liabilities and Stockholders' Equity	$30,658	$100

The accompanying notes are an integral part of these financial statements.

(Page 2)

PRIME EQUIPMENT, INC.

(FORMERLY PRIME EQUIPMENT CORP.)

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

FOR THE YEAR ENDED December 31, 1999

(With Cumulative Figures From Inception)

	January 1, 1999 To Dec. 31, 1999	From Inception, Dec. 18, 1998 to Dec. 31, 1999

Interest	$617	$617

Expenses:
Consulting	$23,650	$23,650
Office expenses	$59	$59
Organizational expense	$0	$400
Professional fees	$1,000	$1,000
Total Expenses.	$24,709	$25,109

Net loss.	$(24,092)	$(24,492)

Retained earnings, beginning of period.	$(400)

Deficit accumulated during the development stage.	$(24,492)

Earnings (loss) per share assuming dilution: Net loss.	$(.00)	$(.01)

Weighted average shares outstanding.	3,668,500	3,540,150

The accompanying notes are an integral part of these financial statements.

(Page 3)

PRIME EQUIPMENT, INC.

(FORMERLY PRIME EQUIPMENT CORP.)

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

PERIOD FROM December 18, 1998 (Date of Inception)

To December 31, 1999

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Total

Balance, December 18, 1998.	---	$---	$---	$---

Issuance of common stock for cash December of 1998.	100,000	$100	$0	$100
Less net loss.	0	$0	$0	$(400)

Balance, December 31, 1998.	100,000	$100	$0	$(300)

Issuance of common stock for cash March of 1999.	100,000	$100	$9,900	$10,000

Stock split 20 to 1, October of 1999.	3,800,000	$3,800	$(3,800)	$0

November of 1999.	1,000	$1	$999	$1,000

December of 1999.	20,000	$20	$19,980	$20,000
Less offering costs.	0	0	$(5,750)	$(5,750)
Less net loss.	0	0	0	$(24,092)

Balance, December 31, 1999.	4,021,000	$4,021	$21,329	$858

The accompanying notes are an integral part of these financial statements.

(Page 4)

PRIME EQUIPMENT, INC.

(FORMERLY PRIME EQUIPMENT CORP.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED December 31, 1999

(With Cumulative Figures From Inception)

	January 1, 1999 To Dec. 31, 1999	From Inception, Dec. 18, 1998 To Dec. 31, 1999
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net Loss.	$(24,092)	$(24,492)
Adjustments to reconcile net loss to cash used by operating activity:
Loan receivable.	$(10,000)	$(10,000)
Interest receivable.	$(617)	$(617)
Accounts payable.	29,400	29,800
NET CASH PROVIDED BY OPERATING ACTIVITIES:	$(5,309)	$(5,309)

CASH FLOWS USED BY INVESTING ACTIVITIES.
NET CASH USED BY INVESTING ACTIVITIES:	$0	$0

CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of common stock.	$121	$221
Paid-in capital.	$30,879	$30,879
Less offering costs.	$(5,750)	$(5,750)
NET CASH PROVIDED BY FINANCING ACTIVITIES.	$25,250	$25,350

NET INCREASE IN CASH.	$19,941	$20,041

CASH AT BEGINNING OF PERIOD.	$100

CASH AT END OF PERIOD.	$20,041

The accompanying notes are an integral part of these financial statements.

(Page 5)

PRIME EQUIPMENT, INC.

(FORMERLY PRIME EQUIPMENT CORP.)

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 1999

NOTE A: SUMMARY OF SIGNIFICANT

ACCOUNTING POLICIES

The Company was incorporated on December 18, 1998

under the laws of the state of Nevada. The business purpose

of the Company is to start a chain of equipment rental services.

The Company will adopt accounting policies and procedures

based upon the nature of future transactions.

NOTE B: SALE OF COMMON STOCK

In March of 1999, the Company completed the sale of

100,000 shares of its common stock at $.10 per share or

$10,000, 1,000 shares of its common stock at $1.00 per

share in November of 1999 and 20,000 shares of the common

stock at $1.00 in December of 1999.

NOTE C: NAME CHANGE AND INCREASE IN

AUTHORIZED CAPITAL

On October 28th, 1999, the Company changed its name from

"Prime Equipment Corp." to "Prime Equipment, Inc." and

increased its authorized capital stock to 74,000,000

shares of $.001 per share par value from 50,000,000

shares of $.001 per share par value. Of the 74,000,000

authorized shares, 50,000,000 are common stock and

24,000,000 are preferred shares.

NOTE D: STOCK SPLIT

On October 29, 1999, the Company approved a twenty to

one stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock

split there were 4,000,000 shares of common stock

outstanding.

NOTE E: EARNING (LOSS) PER SHARE

Basic EPS is determined using net income divided by the

weighted average shares outstanding during the period.

Diluted EPS is computed by dividing net income by the

weighted shares outstanding, assuming all dilutive

potential common shares were issued. Since the Company

has no common shares that are potentially issuable, such

as stock options, convertible securities or warrants,

basic and diluted EPS are the same.

(Page 6)

PRIME EQUIPMENT CORP.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 1998

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

of Prime Equipment Corp.

Las Vegas, Nevada

I have audited the accompanying balance sheet of Prime

Equipment Corp. (a development stage company) as of December 31,

1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from December 18,

1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of Prime Equipment Corp.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted

auditing standards. Those standards require that I plan and

perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and

significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements

present fairly, in all material respects, the financial position of Prime Equipment Corp. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the period then ended in conformity with generally accepted

accounting principles.

/s/ DAVID COFFEY

David Coffey C.P.A.

Las Vegas, Nevada

November 22, 1999

(Page 1)

PRIME EQUIPMENT CORP.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

DECEMBER 31, 1998

ASSETS
Cash.	$100
Total Assets.	$100

LIABILITIES & STOCKHOLDERS' EQUITY
Accounts payable.	$400
Total Liabilities.	$400

Stockholders' Equity
Common stock, authorized 50,000,000 shares at $.001 par value, issued and outstanding 100,000 shares.	$100
Deficit accumulated during the development period.	$(400)
Total Stockholders' Equity.	$(300)

Total Liabilities and Stockholders' Equity.	$100

The accompanying notes are an integral part of these financial statements.

(Page 2)

PRIME EQUIPMENT CORP.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

FOR PERIOD ENDED FROM December 18, 1998

To December 31, 1998

Sales	$0

Expenses:
Organizational expenses.	$400
Total expenses.	$400

Net Loss.	$(400)

Retained earnings, beginning of period.	$0

Deficit accumulated during the development stage.	$(400)

Earnings (loss) per share assuming dilution:
Net loss.	$(.00)

Weighted average shares outstanding.	100,000

The accompanying notes are an integral part of these financial statements.

(Page 3)

PRIME EQUIPMENT CORP.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

PERIOD From December 18, 1998 (Date of Inception)

To December 31, 1998

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Total

Balance, December 18, 1998.	---	$---	$---	$---

Issuance of common stock for cash.	100,000	$100	$0	$100
Less net loss.	0	$0	$0	$(400)

Balance, December 31, 1998.	100,000	$100	$0	$(300)

The accompanying notes are an integral part of these financial statements.

(Page 4)

PRIME EQUIPMENT CORP.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

From December 18, 1998

To December 31, 1998

CASH FLOWS USED BY OPERATING ACTIVITIES
Net loss	$(400)
Increase in accounts payable	$400

NET CASH PROVIDED BY OPERATING ACTIVITIES	$0

CASH FLOWS USED BY INVESTING ACTIVITIES NET CASH USED BY INVESTING ACTIVITIES	$0

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of common stock	$100

NET CASH PROVIDED BY FINANCING ACTIVITIES	$100

NET INCREASE IN CASH	$100

CASH AT BEGINNING OF PERIOD	$---

CASH AT END OF PERIOD	$100

The accompanying notes are an integral part of these financial statements.

(Page 5)

PRIME EQUIPMENT CORP.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 1998

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING

POLICIES

The Company was incorporated on December 18, 1998 under

the laws of the state of Nevada. The business purpose of

the Company is to start a chain of equipment rental

services.

The Company will adopt accounting policies and procedures

based upon the nature of future transactions.

NOTE B: SUBSEQUENT EVENTS

In March of 1999, the Company completed the sale of

100,000 shares of its common stock at $.10 per share or

$10,000.

On October 28th, 1999, the Company changed its name from

"Prime Equipment Corp." to "Prime Equipment, Inc." and

increased its authorized capital stock to 74,000,000

shares of $.001 per share par value from 50,000,000

shares of $.001 per share par value. Of the 74,000,000

authorized shares, 50,000,000 are common stock and

24,000,000 are preferred shares.

On October 29, 1999, the Company approved a twenty to

one stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock

split there were 4,000,000 shares of common stock

outstanding.

NOTE C: EARNINGS (LOSS) PER SHARE

Basic EPS is determined using net income divided by the

weighted average shares outstanding during the period.

Diluted EPS is computed by dividing net income by the

weighted shares outstanding, assuming all dilutive

potential common shares were issued. Since the Company

has no common shares that are potentially issuable, such

as stock options, convertible securities or warrants,

basic and diluted EPS are the same.

(Page 6)

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

MARCH 31, 2001 AND MARCH 31, 2000

Page Number

INDEPENDENT ACCOUNTANT'S REPORT............ 1

FINANCIAL STATEMENT:

Balance Sheets......................................................... 2

Statement of Operations and Deficit

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

of Prime Equipment, Inc.

Las Vegas, Nevada

I have reviewed the accompanying balance sheets of Prime

Equipment, Inc. (a development stage company) as of March 31,

2001, and March 31, 2000 and the related statements of

operations, cash flows and changes in stockholders' equity for the three month periods then ended, as well as the cumulative period from December 18, 1998 (date of inception) to March

31, 2000. These statements are the responsibility of Prime

Equipment, Inc.'s management.

I conducted my review in accordance with standards

established by the American Institute of Certified Public

Accountants. A review of interim information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, no

such opinion is expressed.

Based on my review, I am not aware of any material

modifications that should be made to the accompanying

financial statements for them to be in conformity with

generally accepted accounting principles established by the

American Institute of Certified Public Accountants.

/s/ DAVID COFFEY

David Coffey C.P.A.

Las Vegas, Nevada

May 10, 2001

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	March 31 2001	March 31 2000
ASSETS
Cash	$3,604	$4,041
Notes receivable	10,000	10,000
Interest receivable	1,617	817
Total Assets	$15,221	$14,858
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$32,108	$13,800
Note payable	25,000	0
Interest payable	1,923	0
Loans from stockholders	13,760	0
Total Liabilities	72,791	13,800
Stockholders' Equity
Common stock, authorized 500,000,000 shares at $.001 par value, issued and outstanding 4,021,000 shares and 200,000 shares, respectively after giving effect to a 20:1 stock split effective October 22, 1999.	4,046	4,021
Preferred stock, authorized 100,000,000 shares at $.001 par value, none issued or outstanding.	0	0
Additional paid-in capital.	46,304	21,329
Deficit accumulated during the development stage.	(107,920)	(24,292)
Total Stockholders' Equity	(57,570)	1,058
Total Liabilities and Stockholders' Equity	$15,221	$14,858

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

(With Cumulative Figures From Inception)

	Three months ended March 31, 2001	Three months ended March 31, 2000	From Inception, Dec. 18, 1998 to March 31, 2001
Interest earned	$200	$200	$1,617
Expenses
Organizational expense	0	0	400
Consulting	0	0	73,650
Rent	900	0	2,395
Office expenses	1,665	0	2,614
Fees	125	0	1,012
Professional fees	3,863	0	21,823
Travel	323	0	5,720
Interest expense	625	0	1,923
Total expenses	7,501	0	109,537
Net income (loss)	(7,301)	200	(107,920)
Retained earnings beginning of period.	(100,619)	(24,492)
Deficit accumulated during the development stage.	$(107,920)	$(24,292)
Earnings (loss) per share assuming dilution, after giving effect to a 20 for 1 stock split effective October 22, 1999.
Net loss	$0.00	$0.00	$(0.03)
Weighted average shares outstanding.	4,046,000	4,021,000	3,802,214

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM DECEMBER 18, 1998 (Date of Inception) TO

MARCH 31, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
Balance, December 18, 1998.	---	$---	$---	$---	$---
Issuance of common stock for cash December, 1998.	100,000	100	0	0	100
Less net loss.	0	0	0	(400)	(400)
Balance, December 31, 1998.	100,000	100	0	(400)	(300)
Issuance of common stock for cash March, 1999.	100,000	100	9,900	0	10,000
Stock split 20 for 1 October 22, 1999.	3,800,000	3,800	(3,800)	0	0
Issuance of common stock for cash November, 1999.	1,000	1	999	0	1,000
Issuance of common stock for cash December, 1999.	20,000	20	19,980	0	20,000
Less offering costs.	0	0	(5,750)	0	(5,750)
Less net loss.	0	0	0	(24,092)	(24,092)
Balance, December 31, 1999.	4,021,000	4,021	21,329	(24,492)	858
Issuance of common stock for services, November, 2000.	25,000	25	24,975	0	25,000
Net income (loss).	0	0	0	(76,127)	(76,127)
Balance, December 31, 2000.	4,046,000	4,046	46,304	(100,619)	(50,269)
Less net loss.	0	0	0	(7,301)	(7,301)
Balance, March 31, 2001.	4,046,000	$4,046	$46,304	$(107,920)	$(57,570)

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

(With Cumulative Figures From Inception)

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2000	From Inception, Dec. 18, 1998 to March 31, 2001
CASH FLOW PROVIDED BY OPERATING ACTIVITIES
Net income or (loss).	$(7,301)	$200	$(107,920)`
Non-cash items included in net loss.	0	0	0
Adjustments to reconcile net loss to cash used by operating activity.
Note receivable.	0	0	(10,000)
Interest receivable.	(200)	(200)	(1,617)
Accounts payable.	4,553	(16,000)	32,108
Loans from stockholders.	2,323	0	13,760
NET CASH PROVIDED BY OPERATING ACTIVITIES.	(625)	(16,000)	(73,669)
CASH FLOWS USED BY INVESTING ACTIVITIES.	0	0	0
NET CASH USED BY INVESTING ACTIVITIES.	0	0	0
CASH FLOWS FROM FINANCING ACTIVITIES.
Note payable.	0	0	25,000
Interest payable.	625	0	1,923
Sale of common stock.	0	0	4,046
Paid-in capital.	0	0	52,054
Less offering costs.	0	0	(5,750)
NET CASH PROVIDED BY FINANCING ACTIVITIES.	625	0	77,273
NET INCREASE IN CASH.	0	(16,000)	$3,604
CASH AT BEGINNING OF PERIOD.	3,604	20,041
CASH AT END OF PERIOD.	3,604	4,041

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

MARCH 31, 2001 AND MARCH 31, 2000

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on December 18, 1998, under

the laws of the State of Nevada. The business purpose of

the Company is to start a chain of equipment rental services.

The Company will adopt accounting policies and procedures

based upon the nature of future transactions.

NOTE B: SALE OF COMMON STOCK

In March of 1999, the Company completed the sale of

100,000 shares of its common stock at $.10 per share or

$10,000, 1000 shares of its common stock at $1.00 per

share in November of 1999 and 20,000 shares of the common

stock at $1.00 in December of 1999.

All of the above shares were issued pursuant to an exemption from registration requirements under Section 4(2) of the

Securities Act.

NOTE C: NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

On October 28, 1999, the Company changed its name from

"Prime Equipment Corp." to "Prime Equipment, Inc." and

increased its authorized capital stock to 74,000,000

shares of $.001 per share par value from 50,000,000

shares of $.001 per share par value. Of the 74,000,000

authorized shares, 50,000,000 are common stock and

24,000,000 are preferred stock.

On July 20, 2000, the Board of Directors approved a

resolution to increase the authorized number of common

shares from 50,000,000 to 500,000,000 and increase the

number of preferred shares from 24,000,000 to 100,000,000.

NOTE D: STOCK SPLIT

On October 22, 1999, the Company approved a twenty to one

stock split. Prior to the stock split there were 200,000

shares of common stock outstanding and after the stock

split there were 4,000,000 shares of common stock

outstanding.

NOTE E: EARNING (LOSS) PER SHARE

Basic EPS is determined using net income divided by the

weighted average shares outstanding during the period.

Diluted EPS is computed by dividing net income by the

weighted average shares outstanding, assuming all

dilutive potential common shares were issued. Since the

Company has no common shares that are potentially

issuable, such as stock options, convertible securities

or warrants, basic and diluted EPS are the same.

NOTE F: NOTE PAYABLE

On May 23, 2000, the Company received $25,000 cash

and issued its Note maturing April 30, 2001 with simple

annual interest at the rate of 10% per annum. The note

is unsecured. The proceeds were to be used to start a

chain of equipment rental services.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

JUNE 30, 2001 AND JUNE 30, 2000

Page Number
INDEPENDENT ACCOUNTANT'S REPORT...............................................	1
FINANCIAL STATEMENTS
Balance Sheets..................................................................................	2
Statement of Operations and Deficit
Accumulated During the Development Stage...................................	3
Statement of Changes in Stockholders' Equity.....................................	4
Statements of Cash Flows....................................................................	5
Notes to Financial Statements...........................................................	6-7

David E. Coffey	3651 Lindell Road, Suite I, Las Vegas, NV 89103
Certified Public Accountant	Phone (702) 871-3979 FAX (702) 871-6769

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

of Prime Equipment, Inc.

Las Vegas, Nevada

    I have reviewed the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of June 30, 2001, and June 30, 2000, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 (date of inception) to June 30, 2001.   These statements are the responsibility of Prime Equipment, Inc.'s management.

    I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim information consists principally analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, no such opinion is expressed.

    Based on my review, I am not aware of any material modification that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles established by the

American Institute of Certified Public Accountants

David E. Coffey, C.P.A.

Las Vegas, Nevada

August 15, 2001

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

BALANCE SHEETS

	June 30,	June 30,
	2001	2000
	------------------	------------------
ASSETS
Cash	$6,361	$4,041
Notes receivable	10,000	10,000
Interest receivable	1,816	1,017
	150	0
Total Assets	------------------	------------------
	$18,327	$15,058
	===========	===========

LIABILITIES & STOCKHOLDERS' EQUITY
Accounts payable	$43,977	$13,800
Note payable	25,000	25,000
Interest Payable	2,548	48
Note payable to stockholder	4,000	0
Interest payable to stockholder	42	0
Loans from stockholders	16,811	0
	------------------	------------------
Total Liabilities	92,378	38,848
Stockholders' Equity
Common stock, authorized 500,000,000
shares at $.001 par value, issued and
outstanding 4,021,000 shares and
200,000 shares, respectively, after
giving effect to a 20:1 stock split effective
October 22, 1999
	4,046	4,021
Preferred stock, authorized 100,000,000
shares at $.001 par value, none issued
or outstanding	0	0
Additional paid-in capital	46,304	21,329
Deficit accumulated during the
development stage	(124,401)	(49,140)
	------------------	------------------
Total Stockholders' Equity	(74,051)	(23,790)
Total Liabilities and Stockholders' Equity	$18,327	$15,058
	===========	===========
The accompanying notes are an integral part of
these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

(With Cumulative Figures From Inception)

	Three months ended June 30,		Six months ended June 30,		From Inception,
	-------------------------------		-------------------------------------		Dec. 18, 1998, to
	2001	2000	2001	2000	June 30, 2001
Income	$200	$200	$400	$400	$1,817
Expenses
Organizational expense	0	0	0	0	400
Consulting	0	25,000	0	25,000	73,650
Rent	1,350	0	2,250	0	3,745
Office expenses	1,864	0	3,529	0	4,478
Fees	105	0	230	0	1,117
Professional fees	10,107	0	13,970	0	31,930
Travel expenses	2,178	0	2,501	0	7,898
Meals and entertainment	292	0	292	0	292
Interest expense	785	48	1,410	48	2,708
Total expenses	16,681	25,048	24,182	25,048	126,218

Net income (loss)	(16,481)	(24,848)	(23,782)	(24,648)	$(124,401)
Retained earnings,
beginning of period	(107,920)	(24,292)	(100,619)	(24,492)
Deficit accumulated during
the development stage	$(124,401)	$(49,140)	$(124,401)	$(49,140)
Earnings ( loss ) per share
assuming dilution, after giving
effect to a 20 for 1 stock split
effective October 22, 1999
Net loss	$0.00	$(0.01)	$(0.01)	$(0.01)	$(0.03)
Weighted average shares
outstanding	4,046,000	4,021,000	4,046,000	4,021,000	3,825,806

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FROM DECEMBER 18, 1998 (Date of Inception) TO JUNE 30, 2001

	Common Stock			Additional	Deficit accumul-	Total
	Shares		Amount	Paid-in	ated during the
				Capital	development
					stage
		$		$	$	$
Balance, December 18, 1998	----		----	----	----		----
Issuance of common stock for cash
December, 1998	100,000		100	0	0		100

Less net loss	0		0	0	(400)		(400)
Balance, December 31, 1998	100,000		100	0	(400)		(300)
Issuance of common stock for cash
March, 1999	100,000		100	9,900	0		10,000
Stock split 20 for 1
October 22, 1999	3,800,000		3,800	(3,800)	0		0
Issuance of common stock for cash
November, 1999	1,000		1	999	0		1,000
Issuance of common stock for cash
December, 1999	20,000		20	19,980	0		20,000
Less offering costs	0		0	(5,750)	0		(5,750)
Less net loss	0		0	0	(24,092)		(24,092)
Balance, December 31, 1999	4,021,000		4,021	21,329	(24,492)		858
Issuance of common stock for services	25,000		25	24,975	0		25,000
Net income (loss)	0		0	0	(76,127)		(76,127)
Balance, December 31, 2000	4,046,000		$4,046	$46,304	$(100,619)		$(50,269)
Less net loss	0		0	0	(23,782)		(23,782)
Balance, June 30, 2001	4,046,000		$4,046	$46,304	$(124,401)		$(74,051)

The accompanying notes are an integral part of these financial statements
- 4 -

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

(With Cumulative Figures From Inception)
Three months ended June 30			Six months ended June 30,		From Inception,
---------------------------------			--------------------------------		Dec. 18, 1998, to
	2001	2000	2001	2000	March 31, 2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income or (loss)	$(16,481)	$ (24,848)	$(23,782)	$ (24,648)	$(124,401)
Non-cash items included in net loss	0	0	0	0	0
Adjustments to reconcile net loss to cash used by operating activity
Note receivable	0	0	0	0	(10,000)
Interest receivable	(200)	(200)	(400)	(400)	(1,816)
Deposits	(150)	0	(150)	0	(150)
Accounts payable increase	11,870	0	16,423	(16,000)	43,977
Loans from stockholders	3,051	0	5,374	0	16,811
NET CASH PROVIDED BY OPERATING ACTIVITIES	(1,910)	(25,048)	(2,535)	(41,048)	(75,579)
CASH FLOWS USED BY INVESTING ACTIVITIES	0	0			0
NET CASH USED BY INVESTING ACTIVITIES	0	0	0	0	0
CASH FLOWS FROM FINANCING ACTIVITIES
Note payable	0	25,000	0	25,000	25,000
Interest payable	625	48	1,250	48	2,548
Note payable to stockholder	4,000	0	4,000	0	4,000
Interest payable to stockholder	42	0	42	0	42
Sale of common stock	0	0	0	0	4,046
Paid-in capital	0	0	0	0	52,054
Less offering costs	0	0	0	0	(5,750)
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,667	25,048	5,292	25,048	81,940
NET INCREASE IN CASH	2,757	0	2,757	(16,000)	$6,361
CASH AT BEGINNING OF PERIOD	3,604	4,041	3,604	20,041
CASH AT END OF PERIOD	$6,361	$ 4,041	$6,361	4,041

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2001 AND JUNE 30, 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on December 18, 1998, under the laws of the State of Nevada. The business purpose of the Company was then to start a chain of equipment rental services.

The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B - SALE OF COMMON STOCK

In March of 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share or $10,000, 1,000 shares of its common stock at $1.00 per share for $1,000 in November of 1999 and 20,000 shares of its common stock at $1.00 for $20,000 in December of 1999.

All of the above shares were issued pursuant to an exemption from registration requirements under Section 4 (2) of the Securities Act.

NOTE C - NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

On October 28, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares, 50,000,000 are common stock and 24,000,000 are preferred stock.

On July 20, 2000, the Board of Directors approved a resolution to Increase the authorized number of common shares from 50,000,000 to 500,000,000 and increase the number of preferred shares from 24,000,000 to 100,000,000.

NOTE D - STOCK SPLIT

On October 22, 1999, the Company approved a twenty to one stock split. 3959: Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2001 AND JUNE 30, 2000

(continued)

NOTE E - EARNINGS (LOSS) PER SHARE

Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F - NOTE PAYABLE

On May 23, 2000, the Company received $25,000 cash and issued its Note maturing April 30, 2001 with simple annual interest at the rate of 10% per annum. The note is unsecured.

NOTE G - RELATED PARTY TRANSACTIONS

Stockholders have advanced funds without charges for interest to pay on-going expenses of the Company. The total of such advances was $16,811 as of June 30, 2001.

On May 23, 2001 the Company borrowed $4000.00 from one of its stockholders on an unsecured note, payable on demand, at an annual interest rate of 10% calculated semi-annually. The proceeds were used for working capital.

PART III

ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION

Exhibit No.	Description

3.0	Articles of Incorporation
3.1	Amended Articles of Incorporation
3.2	Bylaws
10.0	Letter on Lease Agreement

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Prime Equipment, Inc. (Registrant)

Date: August 30, 2001

By:

/S/ GIOVANNI IACHELLI

--------------------------------

Giovanni Iachelli, President, CEO and duly authorized officer.